UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

GRAHAM HOLDINGS COMPANY
(Name of Issuer)

Class B Common Stock $1.00 par value
(Title of Class of Securities)

939640 10 8
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	939640 10 8	13G

1	NAMES OF REPORTING PERSONS
Elizabeth G. Weymouth

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
211,363

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
211,363

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
211,363 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%

Calculated based on 3,641,761 shares of Class B Common Stock outstanding (3,473,761 shares of Class B Common Stock outstanding as of April 26, 2024,  plus 168,000 shares issuable upon conversion of Class A Common Stock beneficially owned by the Reporting Person, share for share, into Class B Common Stock)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The aggregate amount reported as beneficially owned in Row 9 does not include 69,625 Class A shares and 3,275 Class B shares held in trusts for the benefit of Mrs. Weymouth, for which she has no voting or investment power and expressly disclaims beneficial ownership.

Item 1.

(a)	Name of Issuer:

Graham Holdings Company

(b)	Address of Issuer’s Principal Executive Offices: 1300 North 17th Street Arlington, VA 22209

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed by Elizabeth G. Weymouth.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of Elizabeth G. Weymouth is:

1300 North 17th Street
Arlington, VA 22209

(c)	Citizenship

Elizabeth G. Weymouth is a citizen of the United States of America.

(d)	Title of Class of Securities: Class B Common Stock $1.00 par value

(e)	CUSIP Number: 939640 10 8

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE

Item 4.	Ownership

The information in Row 1 and Rows 5 though 11 on the cover page of this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

There are other persons known by the reporting person to have the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein.

Daniel L. Mosley’s interest in the securities reported herein relates to 5.8% of the Class B Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification.

NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2024

By:	/s/ Elizabeth G. Weymouth
	Name:	Elizabeth G. Weymouth

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